FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE

ENERSIS SIGNED A COMMITTED LINE OF CREDIT FOR US$ 200 MILLION

(Santiago, Chile, December 11, 2006) – ENERSIS (NYSE: ENI) announce the following material information.

•   With this transaction, the company achieved better financial flexibility and liquidity, so as to be better prepared for new challenges and projects.

ENERSIS S.A. (the “Company”) signed a committed line of credit for US$ 200 million, with favorable conditions that give the Company better financial flexibility and liquidity so as to be better prepared for future challenges and projects. It does not need to satisfy a “no Material Adverse Effect conditions precedent clause” that otherwise might prevent disbursements under those materially adverse circumstances.

The committed line of credit was issued with a 3-year term at a rate of Libor plus 25 basis points and a commitment fee of 12.5 basis points.

These positive conditions, in terms of structure, maturity and economics, reflect the excellent perception of the Company by the financial market.

The transaction was led by four banks –ABN AMRO, Banco Santander, BNP Paribas and Instituto de Crédito Oficial (ICO).

During January, international banks will syndicate the transaction; meetings will be scheduled in Santiago, New York and Madrid.

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Denisse Labarca	Marcela Muñoz	Ignacio Gonzalez	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
dla@e.enersis.cl	mml1@e.enersis.cl	ijgr@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4492	56 (2) 353 4555	56 (2) 353 4552	56 (2) 353 4447

Maria Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

SANTA ROSA 76 PISO 15	www.enersis.cl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Name: Ignacio Antoñanzas
Title: Chief Executive Officer

Date: Dec. 12, 2006